Exhibit 99.4

Fusion Fuel Closes Strategic Royal Uranium Acquisition, Acquiring Uranium and Natural Gas Royalty Interests

Adds portfolio of royalty interests in 16 uranium-focused project areas across Canada, Colombia and Argentina and three historically-productive natural gas project areas in Alberta, Canada

Dublin, Ireland, July 22, 2026 (GLOBE NEWSWIRE) – Fusion Fuel Green PLC (Nasdaq: HTOO) (“Fusion Fuel” or the “Company”), a diversified energy platform, today announced the closing under its previously-announced agreement to acquire Royal Uranium Inc. (“Royal Uranium”). For purposes of the acquisition and calculation of the consideration, Royal Uranium was valued at $15,000,000, and the Company issued Class A Ordinary Shares of the Company at an implied negotiated price of approximately $4.00 per share. The transaction strategically extends Fusion Fuel’s diversified energy platform by adding exposure to uranium and natural gas royalty interests.

Pursuant to the Share Exchange Agreement between the Company and the shareholders of Royal Uranium (the “RU Shareholders”), dated February 18, 2026 (the “Original Agreement Date”), as amended on June 11, 2026 (the “Share Exchange Agreement”), the RU Shareholders sold all of the issued and outstanding shares in the capital of Royal Uranium (81,881,029 common shares) to the Company in exchange for 3,750,018 Class A Ordinary Shares of the Company.

The RU Shareholders are subject to lock-up restrictions with respect to the Class A Ordinary Shares, as follows: As to the RU Shareholders that received 25,000 or fewer Class A Ordinary Shares under the Share Exchange Agreement, lock-up restrictions will apply to the Class A Ordinary Shares issued to such RU Shareholders for the period ending six (6) months after the Original Agreement Date. As to the RU Shareholders that received more than 25,000 Class A Ordinary Shares under the Share Exchange Agreement, lock-up restrictions will apply to all of the Class A Ordinary Shares issued to such RU Shareholders for the period ending six (6) months after the Original Agreement Date; to two-thirds of such Class A Ordinary Shares for the period ending twelve (12) months after the Original Agreement Date; and to one-third of such Class A Ordinary Shares for the period ending eighteen (18) months after the Original Agreement Date.

The acquisition adds a portfolio of royalty interests in 16 uranium-focused project areas, as well as three historically-productive natural gas project areas with the potential to generate near-term cash flow, spanning Canada, Colombia and Argentina, including exposure to premier uranium-producing regions such as Canada’s Athabasca Basin, one of the world’s most prolific uranium districts.

The uranium royalty interests are generally structured as net smelter return (“NSR”) royalties or similar royalty interests, which entitle the holder to a percentage (ranging from 1.0% to 2.5%) of revenues received by the operator from the sale of minerals produced from the burdened claims, net of specified deductions. The three natural gas royalty and participation interests, with royalty rates ranging from 4.0% to 12.0%, have historically generated royalty revenue from natural gas production from coalbed methane wells in Alberta, Canada.

A portion of the royalty interests acquired in the transaction have an indicative valuation of approximately $30.4 million as of February 2026, based on a presentation delivered to the Board of Directors of the Company by Newbridge Securities Corporation (“Newbridge Securities”) on February 4, 2026. The indicative valuation covers nine of the 19 project areas in which Royal Uranium directly or indirectly holds royalty and similar interests, consisting of royalty interests in six uranium-focused project areas and royalty and participation interests in three natural gas project areas. Approximately 66% of the indicative valuation is attributed to royalty interests in one uranium project area. The indicative valuation does not include royalty or other interests in ten project areas classified as early-stage, and the royalty data used to prepare the indicative valuation was not independently verified. The assumptions and methodologies used to derive the indicative valuation may prove inaccurate, in which case the indicative valuation may be significantly overestimated and the market value of the Company’s Class A Ordinary Shares following the acquisition may be significantly lower than any value that may be inferred from the indicative valuation. For additional information regarding Newbridge Securities’ services to the Company and the valuation methodologies, key assumptions, and limitations underlying the indicative valuation, see Exhibit 99.3 to the Company’s Report on Form 6-K furnished with the Securities and Exchange Commission (the “SEC”) on July 22, 2026.

Through this transaction, Fusion Fuel expects to gain capital-light exposure to near-term cash flow from revenues from royalty and participation interests in historically-productive natural gas project areas, and potential future revenues from uranium production as and when the underlying properties are brought into commercial production by their respective operators, without direct ownership or operation of the underlying assets. The Company believes the acquisition positions it to capitalize on several powerful long-term trends reshaping global energy markets, including rising electricity demand driven by artificial intelligence, data centers, electrification, the global resurgence in nuclear power and energy security initiatives.

Frederico Figueira de Chaves, Chief Executive Officer of Fusion Fuel, commented, “The completion of the Royal Uranium acquisition marks a defining milestone in Fusion Fuel’s evolution into a diversified energy platform. This transaction adds a portfolio of uranium and energy royalty interests that broadens our exposure to critical energy markets while providing a scalable foundation for long-term value creation. We believe it positions the Company to capitalize on powerful secular trends reshaping global energy demand and supply.”

Mr. Figueira de Chaves continued, “We are entering the uranium sector at a compelling point in the cycle. As nations seek reliable, carbon-free power sources to support rising electricity consumption, energy security priorities, and the rapid growth of AI and data center infrastructure, nuclear energy is becoming increasingly important. Royal Uranium’s portfolio provides exposure to this opportunity through royalty and similar interests across multiple jurisdictions, allowing us to participate in potential production growth and commodity upside without the operational complexity of owning and developing mining assets. We believe this creates a highly attractive platform for our shareholders.”

About Fusion Fuel Green PLC

Fusion Fuel Green PLC (NASDAQ: HTOO) is a diversified energy platform offering a comprehensive suite of energy royalty interests, energy supply, distribution, and engineering and advisory solutions through its operating businesses Royal Uranium, Al Shola Al Modea Gas Distribution LLC (“Al Shola Gas”), Bright Hydrogen Solutions Ltd (“BrightHy Solutions”) and Biosteam Energy (Proprietary) Limited (“BioSteam Energy”). Royal Uranium holds a portfolio of uranium and natural gas royalty and other interests across Canada, Colombia and Argentina. Al Shola Gas provides full-service industrial gas solutions, including the design, supply, and maintenance of liquefied petroleum gas (LPG) systems, as well as the transport and distribution of LPG across commercial, industrial, and residential sectors. BrightHy Solutions, the Company’s hydrogen solutions platform, delivers engineering and advisory services enabling decarbonization across hard-to-abate industries. BioSteam Energy provides biomass-powered industrial steam solutions to clients.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Such forward-looking statements include, but are not limited to, statements regarding: the expected benefits of the Company’s completed acquisition of Royal Uranium, including the expected enhancement of the Company’s strategic positioning, long-term asset value, and capital-light exposure to uranium and natural gas markets; the Company’s ability to successfully integrate Royal Uranium’s business and royalty portfolio into its operations; the expected realization of revenues from the assets of Royal Uranium, including its uranium and natural gas royalty and other interests; the scope, timing, and results of exploration and development activities by third-party operators at properties underlying Royal Uranium’s royalty and other interests, including the advancement of development-stage properties toward commercial production; the indicative valuation of certain royalties held by Royal Uranium and the assumptions underlying such valuation; and the Company’s strategy to build a diversified energy platform and the anticipated benefits thereof. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements, including, without limitation: factors that raise substantial doubt about the Company’s ability to continue as a going concern, including recurring losses from operations, negative working capital, outstanding matured convertible note obligations, and the Company’s continued dependence on external financing; the Company’s ability to integrate Royal Uranium’s assets into its business, and the risk that integration may require significant management attention and resources, may not result in the realization of anticipated benefits, and may be subject to delays; the realization of revenues from the assets of Royal Uranium, including its uranium and natural gas royalty and other interests, which may depend on, among other things, the commercial development of uranium deposits, the receipt and maintenance of exploration, mining, and environmental permits and approvals by the operators of the underlying properties, and market demand for uranium and natural gas as sources of energy; the risk that none of the uranium royalties held by Royal Uranium are currently producing revenue, that a substantial majority relate to non-producing properties or properties that do not have established mineral reserves, and that there can be no assurance that any such properties will be brought into commercial production; volatility in uranium and natural gas commodity prices, which directly affect the potential value of NSR and gas royalty interests, and the Company’s lack of any derivative contracts or hedging to mitigate such price exposure; the risk that revenues from Royal Uranium’s natural gas royalty and participation interests depend on continued production by third-party operators from coalbed methane wells in Alberta, Canada, which are subject to natural production decline, and that the continuation or growth of such revenues will depend on the operators’ willingness and ability to fund additional drilling, well maintenance, and other development activities, over which the Company has no control; the risk that the annual pre-tax cash flow assumption used in the indicative valuation for Royal Uranium’s natural gas royalty and participation interests was based on management estimates and was not independently verified, and actual revenues may be materially lower; the risk that approximately 66% of the indicative valuation of certain of Royal Uranium’s royalty interests is concentrated in a single project area, and that adverse developments at that property could disproportionately reduce the value of the portfolio; the risk that the assumptions and methodologies underlying the indicative valuation of approximately $30.4 million attributed to certain of Royal Uranium’s royalties, including unverified management-provided data, may prove materially inaccurate, and that the actual value may be significantly less; the risk that operators of royalty-bearing or similar properties may delay, suspend, or abandon exploration or development activities due to insufficient funding, unfavorable economic conditions, technical challenges, or regulatory obstacles, and that certain properties underlying Royal Uranium’s royalties have already been abandoned or had mineral claims lapse; the possibility that exploration activities may not result in the discovery of commercially viable mineral deposits or hydrocarbon reserves; the dependence of the Company on third-party operators over whom it has no operational control, including decisions regarding the pace, scope, and method of exploration and development; the risk that changes in mining, environmental, or energy laws and regulations in the jurisdictions where Royal Uranium’s royalty and other assets are located, including Canada, Colombia, and Argentina, may adversely affect the feasibility or economics of the underlying projects; political, economic, and social risks associated with operating in foreign jurisdictions, including currency controls, expropriation, nationalization, and changes in fiscal regimes, and geopolitical instability, particularly in Argentina and Colombia; the risk that Royal Uranium’s royalty and similar agreements may be subject to disputes regarding their scope, enforceability, or the calculation of permitted deductions from gross revenues, and that missing documentation relating to certain royalty interests may affect the Company’s ability to confirm and enforce its rights; the risk that the acquisition of Royal Uranium may be determined by The Nasdaq Stock Market LLC (“Nasdaq”) to constitute a “change of control,” which could result in a delisting determination because the Company has not filed and cleared an initial listing application with Nasdaq in connection with the transaction; significant dilution experienced by the Company’s existing shareholders as a result of the issuance of 3,750,018 Class A Ordinary Shares of the Company to the RU Shareholders, with the Company’s former shareholders that were not RU Shareholders expected to hold approximately 36.7% of the outstanding Class A Ordinary Shares following the Closing and the former RU Shareholders expected to hold approximately 63.3%; the risk that Royal Uranium’s obligation to issue additional shares under a certain Debt Settlement Agreement with Summit Royalties Ltd. may not have been extinguished by the transactions relating to the Share Exchange Agreement, which could result in additional dilution; the ability of the Company to satisfy the conditions to conversion of the Company’s Series A Convertible Preferred Shares, including the submission and clearance of an initial listing application with Nasdaq; competition from existing or new offerings that may emerge; the Company’s ability to obtain sufficient funding to maintain operations and develop additional services and offerings; and the risks and uncertainties described under Exhibit 99.2 to the Report on Form 6-K furnished with the SEC on July 22, 2026. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

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